Guggenheim Strategic Opportunities Fund
2455 Corporate West Drive
Lisle, Illinois 60532

April 6, 2011

Richard Pfordte
Kimberly A. Browning
Securities and Exchange Commission
Office of Investment Management
100 F Street, NE
Washington, DC  20549

Re: Guggenheim Strategic Opportunities Fund – Registration
Statement on Form N-2 (File Nos. 811-21982 and 333-168044)

Dear Sir and Madam:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Strategic Opportunities Fund hereby requests acceleration of the effective date of the above-captioned Registration Statement so that it may become effective at 9:00 a.m., Eastern time, on Friday, April 8, 2011, or as soon as practical thereafter.

Sincerely,

GUGGENHEIM STRATEGIC OPPORTUNITIES FUND

By:      /s/ Mark E. Mathiasen
Mark E. Mathiasen
            Secretary